ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

April 24, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds II (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 72 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 1, 2019, relating to AMG GW&K Enhanced Core Bond ESG Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.         Comment: Please update all missing material information. Much of the Statement of Additional Information still needs to be updated by amendment.

Response: The Trust confirms that it will file a post-effective amendment to include material information missing from the 485(a) Amendment.

2.         Comment: The Staff believes that the term “ESG” refers to a type of investment for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and is subject to an 80% investment policy.

Response: The Trust believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Trust believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” Under normal conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds. In selecting such bonds, the subadviser employs an ESG strategy whereby the subadviser gives special consideration to ESG criteria and employs a pragmatic approach in applying ESG factors into its investment analysis processes. Accordingly, the Trust respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “ESG.”

3.         Comment: In accordance with the October 25, 2018 ICI Securities Law Development Conference speech given by the Division of Investment Management’s Director, Dalia Blass, please consider listing the principal risks of investing in the Fund based on their order of importance to the Fund (beginning with the risk of greatest severity), rather than in alphabetical order.

Response: The Trust respectfully submits that the current order of the principal risks in the Fund’s Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust believes that the following disclosure in the “Summary of the Fund—Principal Risks” section of the Prospectus adequately places investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed:

The risks are described in alphabetical order and not in the order of importance or potential exposure.

Therefore, the Trust respectfully declines to make the requested change.

4.         Comment: The “Principal Investment Strategies” section of the Fund’s Prospectus states that the Fund may invest in asset-backed and mortgage-backed debt securities. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. The response should include general market data on the types of investments held by the Fund and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 40 Act.1

Response: As of the Fund’s most recent fiscal quarter end on March 31, 2019, the Fund did not hold any asset-backed securities and the only mortgage-backed securities it held were U.S. government agency securities (“Agency MBS”). As of that date, all of the Fund’s holdings were classified as highly liquid investments pursuant to the Fund’s Liquidity Risk Management Program (the “Program”). As a general matter, the Trust believes that Agency MBS do not present an inherently high degree of liquidity risk. Liquidity risk is further mitigated by the Fund

1 See Investment Company Liquidity Risk Management Programs, Investment Co. Act Release No. 32315 (Oct. 13, 2016), 154-55, https://www.sec.gov/rules/final/2016/33-10233.pdf.

limiting its investments in high yield securities to a maximum of 20% of the Fund’s portfolio. AMG Funds LLC (“AMGF”), as administrator of the Program, assesses and manages the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Program. In applying the Program, AMGF considers a number of factors, including whether the Fund’s investment strategy is appropriate for an open-end fund. AMGF believes the Fund’s investment strategy is appropriate for an open-end fund and, in making that assessment, considered a number of factors, including the subadviser’s experience in the fixed income market and expected diversification within the Fund portfolio, and certain other features of the Fund, including its allocation to highly liquid investments and other liquidity risk management measures the Fund employs as part of its Program.

Pursuant to the Program, AMGF assesses the liquidity of each of the Fund’s holdings and classifies them in accordance with the requirements of Rule 22e-4. In doing so, AMGF considers those factors it believes are relevant to assessing the liquidity of each investment, such as the reasonably anticipated trade size, the existence of an active market for the asset, frequency of trades, volatility of trading prices, position and fund size, bid-ask spread, maturity and date of issue, credit quality, outstanding notional value of the issue, settlement period, and certain other factors set forth in the Fund’s Program. AMGF may consider market data on the types of investments held by the Fund as appropriate pursuant to the Program. For example, FINRA’s TRACE Monthly Volume Report for March 2019 showed that the average daily trading volume for Agency MBS was approximately $22 billion.

5.         Comment: Please disclose that junk bonds are speculative.

Response: The Trust respectfully submits that the Fund’s existing disclosure sufficiently discloses that junk bonds are speculative. In particular, the Trust notes that the description of “High Yield Risk” in the sections “Summary of the Fund – Principal Risks” and “Additional Information About the Fund – Summary of the Fund’s Principal Risks” states that below investment grade debt securities are commonly known as “junk bonds” or “high yield securities” and “are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments.”

6.         Comment: With respect to Interest Rate Risk, please revise the disclosure to provide a numerical example of duration using 5.86 years + 20%, to better align with the overall duration of the Fund’s portfolio as stated in the “Principal Investment Strategies” section.

Response: The Trust has revised the disclosure under “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk” in response to the Staff’s comment.

7.         Comment: The section “Summary of the Fund’s Principal Risks – ESG Investing Risk” of the Fund’s Prospectus includes the following disclosure: “Socially responsible norms differ by region, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time.” Please include this disclosure in the strategy section or the summary risk section. In addition, please confirm whether, when socially responsible norms differ or the Subadviser’s assessment changes, investors will be put on notice.

Response: The Trust will add the above-referenced disclosure to the Fund’s summary risk section. In addition, the Trust respectfully submits that investors will be put on notice to the extent that socially responsible norms differ or the Subadviser’s assessment changes in a way that would render the Fund’s current principal investment strategy and risk disclosure no longer accurate.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.